UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VOLTAIRE LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
M97613109
(CUSIP Number)
Michael Gray
Chief Financial Officer
Mellanox Technologies, Ltd.
c/o Mellanox Technologies, Inc.
350 Oakmead Parkway, Suite 100
Sunnyvale, CA 94085
Telephone: (408) 970-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSON: MELLANOX TECHNOLOGIES, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ISRAEL

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,523,088[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,523,088[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.1%[1]

14	TYPE OF REPORTING PERSON

CO

[1]	Based on 23,018,907 ordinary shares of Voltaire Ltd. outstanding as of November 29, 2010, as represented by Voltaire Ltd. in the Merger Agreement (as defined below). Percentage calculations include in the outstanding share number an aggregate of 1,706,320 ordinary shares of Voltaire Ltd. issuable pursuant to outstanding equity awards held by the shareholders party to the Voting Agreements (as defined below) within 60 days of November 29, 2010. Pursuant to the Voting Agreements, Mellanox Technologies, Ltd. may be deemed to have beneficial ownership of ordinary shares of Voltaire Ltd. outstanding on the record date of any vote at a shareholder meeting or through written consent for certain events as set forth in the Voting Agreements. Mellanox may be deemed to have beneficial ownership of 11,523,088 ordinary shares of Voltaire Ltd. if the record date were November 29, 2010. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mellanox Technologies, Ltd. that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.
     This statement relates to the ordinary shares, nominal value of NIS 0.01 (the “Ordinary Shares”), issued by Voltaire Ltd., a company formed under the laws of Israel (“Voltaire”). The address of the principal executive offices of Voltaire is 13 Zarchin Street, Ra’anana 43662, Israel.
Item 2. Identity and Background.
     (a) This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Mellanox Technologies, Ltd., a public company formed under the laws of Israel (“Mellanox”).
     (b) The address of the principal business and the principal office of Mellanox is Hermon Building, Yokneam 20692, Israel.
     (c) Mellanox is a leading supplier of semiconductor-based, high-performance connectivity products that facilitate efficient data transmission between servers, communications infrastructure equipment and storage systems.
     The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Mellanox is set forth on Schedule A.
     (d) — (e) During the last five years, none of Mellanox or, to the knowledge of Mellanox, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     As described in response to Item 4, the Covered Shares (as defined below) to which this Statement relates have not been purchased by Mellanox, and thus no funds were used for such purpose. As an inducement for Mellanox to enter into the Merger Agreement (as described and defined in Item 4), the Chairman of Voltaire’s board and Voltaire’s Chief Executive Officer, each of the other directors and certain key shareholders of Voltaire (each a “Voltaire Shareholder,” and collectively, the “Voltaire Shareholders”) entered into Voting and Support Agreements, each dated as of November 29, 2010 (the “Voting Agreements”) with Mellanox with respect to the issued and outstanding Ordinary Shares beneficially owned by such Voltaire Shareholder (together with any other Ordinary Shares acquired by the Voltaire Shareholders after the date of the Voting Agreements, the “Covered Shares”). Mellanox did not pay additional consideration to the Voltaire Shareholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.
Item 4. Purpose of Transaction.
     (a) — (b) As an inducement for Mellanox to enter into the Merger Agreement, the Voltaire Shareholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the transactions contemplated by the Merger Agreement.
     Merger Agreement
     On November 29, 2010, Mellanox entered into an Agreement of Merger (the “Merger Agreement”) with Voltaire and Mondial Acquisition Corporation Ltd., a company formed under the laws of Israel and a wholly owned subsidiary of Mellanox (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Voltaire (the “Merger”), with Voltaire continuing after the Merger as the surviving corporation and a wholly owned subsidiary of Mellanox. At the effective time of the Merger (the “Effective Time”), each Ordinary Share will be converted into the right to receive $8.75 in cash, without interest (the “Merger Consideration”). As of November 29, 2010, the aggregate estimated purchase price is approximately $218 million, which amount is subject to change based on the number of outstanding Ordinary Shares at the Effective Time.
     Each outstanding option and restricted stock unit of Voltaire (each, a “Voltaire Equity Award”) shall be assumed by Mellanox and converted into an option or restricted stock unit, as the case may be, of Mellanox (each a “Mellanox Equity Award”), with the number of ordinary shares of Mellanox issuable upon the exercise or conversion of each such Mellanox Equity Award determined by reference to the Merger Consideration and the trading price of Mellanox’s ordinary shares for the five trading days immediately preceding the Effective Time, except that any Voltaire Equity Award that is held by a person other than an employee or consultant of

Voltaire shall be cancelled and the portions of such Voltaire Equity Awards vested at closing shall be converted into the right to receive a per share cash payment equal to the Merger Consideration, less any per share exercise price or purchase price.
     Voltaire and Mellanox have made customary representations and warranties and agreed to customary covenants in the Merger Agreement, including covenants by Voltaire not to, among other things, (i) solicit proposals for alternative acquisition transactions or (ii) subject to the fiduciary duties of Voltaire’s board of directors, enter into discussions concerning alternative acquisition transactions.
     The completion of the Merger is subject to approval of the Merger Agreement by the holders of a majority of Voltaire’s shares represented and voted (excluding abstentions) in person or by proxy at a general meeting of shareholders, and other customary conditions, including the continued employment through the closing of at least two-thirds of certain designated employees of Voltaire who receive offer letters after the date of the Merger Agreement. The transaction is not subject to any financing condition.
     The Merger Agreement contains certain termination rights for both Mellanox and Voltaire. Subject to certain exceptions, both Mellanox and Voltaire have the right to terminate the Merger Agreement if the Merger has not been consummated by April 21, 2011. Voltaire may terminate the Merger Agreement if it accepts an unsolicited superior proposal prior to shareholder approval of the Merger, provided specified conditions are met. The Merger Agreement provides for other customary termination events including mutual consent, the non-approval at a general meeting of the shareholders of Voltaire, final injunction, material breach of a representation, warranty or covenant of either party that is not subject to cure through the exercise of all commercially reasonable efforts, and the occurrence of certain material adverse events regarding Voltaire. Upon the termination of the Merger Agreement under specified circumstances, Voltaire may be required to pay Mellanox a termination fee equal to $8.7 million.
     Voting Agreements
     In connection with the Merger Agreement, Mellanox has entered into Voting Agreements with each of the Voltaire Shareholders pursuant to which, among other things, each Voltaire Shareholder has agreed to vote all Covered Shares in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated thereby and against any action that is intended or could reasonably be expected to prevent, impede, interfere with, delay or postpone the consummation of the Merger or the other transactions contemplated by the Merger Agreement. In addition, pursuant to the terms of the Voting Agreements, each Voltaire Shareholder has granted HFN Trust Company 2010 Ltd. an irrevocable proxy to vote the Covered Shares with respect to the matters set forth in the Voting Agreement. In addition to Voltaire’s Chairman of the board and Chief Executive Officer and each other member of the Voltaire board of directors, the Voltaire Shareholders include BCF II Belgium Holding SPRL, Benhamou Global Ventures, LLC, Eric Benhamou 2009 Trust, Pitango Venture Capital Fund III and affiliated funds, Platinum Venture Capital L.P. and an affiliated fund, and Vertex Israel II (C.I.) Fund L.P. and affiliated funds. The obligations of the Voltaire Shareholders terminate if the Merger Agreement is terminated. The Voltaire Shareholders collectively hold approximately 54% of the outstanding shares of Voltaire at the date of the Merger Agreement. Including shares issuable pursuant to the exercise or conversion of Voltaire Equity Awards held by the Voltaire Shareholders within 60 days of November 29, 2010 in the outstanding share number, the Voltaire Shareholders collectively hold approximately 42.6% of the outstanding shares of Voltaire, and Voltaire Equity Awards exercisable or convertible for approximately 7.4% of the outstanding shares of Voltaire, as of November 29, 2010.
     The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, which are filed respectively as Exhibits 1 and 2 hereto and incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any other factual information about Mellanox or Voltaire. The Merger Agreement contains representations and warranties by Mellanox and Voltaire. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to Mellanox or Voltaire if those statements prove to be inaccurate, (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement, (iii) may apply materiality standards different from what may be viewed as material to investors, and (iv) were made only as of the date of the Merger Agreement or such other date(s) as may be specified in the Merger Agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs at the date they were made or at any other time.
     The Voting Agreements will terminate upon the earliest to occur of (i) in respect to each Voltaire Shareholder, the mutual written agreement of Mellanox, Merger Sub and each Voltaire Shareholder as to such Voltaire Shareholder, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the Effective Time, and (iv) in respect to each Voltaire Shareholder, any amendment, supplement or waiver to the Merger Agreement that would reduce the per share Merger Consideration or change the form of the Merger Consideration payable unless consented to in writing by such Voltaire Shareholder.
     (c) Not applicable.
     (d) Pursuant to the Merger Agreement, all executive officers and directors of Voltaire will no longer hold such executive officer and director positions as of the Effective Time.
     (e) — (f) Not applicable.
     (g) Pursuant to the Merger Agreement, the Articles of Association of Merger Sub as in effect immediately prior to the Effective Time shall be the Articles of Association of Voltaire immediately after the Effective Time.
     (h) — (i) If the Merger is consummated as planned, the Ordinary Shares will cease to be quoted on the NASDAQ Stock Market, Inc.’s Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
     (j) Except as set forth in this Statement, the Merger Agreement and the Voting Agreements, neither Mellanox nor, to Mellanox’s knowledge, any person named on Schedule A has any present plans which relate to or would result in any of the actions specified in clauses (a) through (i) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Pursuant to the Voting Agreements, Mellanox may be deemed to have beneficial ownership of 11,523,088 Ordinary Shares outstanding on the record date of any vote at a shareholder meeting or through written consent for certain events as set forth in the Voting Agreements. Based on 23,018,907 Ordinary Shares outstanding as of November 29, 2010, as represented by Voltaire in the Merger Agreement, and including shares issuable pursuant to the exercise or conversion of Voltaire Equity Awards held by the Voltaire Shareholders within 60 days of November 29, 2010 in the outstanding share number, Mellanox may be deemed to have beneficial ownership of approximately 50.1% of the Ordinary Shares if the record date were November 29, 2010. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Mellanox that it is the beneficial owner of any of the Ordinary Shares referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
     To Mellanox’s knowledge, no Ordinary Shares are beneficially owned by any of the persons listed on Schedule A.
     (b) Pursuant to the Voting Agreements, Mellanox may be deemed to have shared power to vote or direct the voting of 11,523,088 Ordinary Shares held by the Voltaire Shareholders.
     The information required by Item 2 relating to the Voltaire Shareholders is set forth in Schedule B and consists of information filed by the Voltaire Shareholders under Section 13 of the Exchange Act or otherwise supplied by Voltaire to Mellanox. While Mellanox has no reason to believe that such information was not reliable as of its date, Mellanox makes no representation or warranty with respect to the accuracy or completeness of such information, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Voltaire Shareholders, which may affect the accuracy or completeness of such information.
     (c) Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither Mellanox nor, to Mellanox’s knowledge, any person named on Schedule A, has effected any transaction in the Ordinary Shares during the past 60 days.
     (d) Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither Mellanox nor, to Mellanox’s knowledge, any person other than the Voltaire Shareholders identified on Schedule B, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The terms of the Voting Agreements are described under Item 4 above. The Voting Agreements also apply to any Voltaire Equity Awards held by Voltaire Shareholders. The number of shares that Mellanox may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, includes the shares issuable upon the exercise or conversion of Voltaire Equity Awards held by the Voltaire Shareholders within 60 days of November 29, 2010, and Mellanox disclaims beneficial ownership of all such shares.
Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Agreement of Merger, dated as of November 29, 2010, among Mellanox Technologies, Ltd., Mondial Acquisition Corporation Ltd. and Voltaire Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mellanox Technologies, Ltd. on November 29, 2010).

Exhibit 2:	Form of Voting and Support Agreement, executed by Mellanox Technologies, Ltd., Mondial Acquisition Corporation Ltd. and the other signatories thereto on November 29, 2010 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Mellanox Technologies, Ltd. on November 29, 2010).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2010	Mellanox Technologies, Ltd.
	By:	/s/ Michael Gray
		Name:	Michael Gray
		Title:	Chief Financial Officer

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF MELLANOX TECHNOLOGIES, LTD.
     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Mellanox are set forth below. If no business address is given, the director’s or executive officer’s business address is Hermon Bldg., Yokneam 20692, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Mellanox. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position(s) / Address

Eyal Waldman [1]	Chief Executive Officer, President and Chairman of the Board

Roni Ashuri [1]	Vice President of Engineering

Shai Cohen [1]	Vice President of Operations and Engineering

Michael Gray	Chief Financial Officer 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085

Michael Kagan [1]	Chief Technology Officer and Vice President of Architecture

Marc Sultzbaugh	Vice President of Worldwide Sales
350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085

Glenda Dorchak	CEO and Vice Chairman, VirtualLogix, Inc. 292 Gibraltar Dr., Sunnyvale, CA 94089

Irwin Federman	General Partner, U.S. Venture Partners 2735 Sand Hill Rd., Menlo Park, CA 94025

Thomas Riordan	President and CEO, Exclara, Inc. 3920 Freedom Circle #102, Santa Clara, CA 95054

Amal M. Johnson	Chair, MarketTools, Inc. 150 Spear St., San Francisco, CA 94105

Thomas Weatherford	Director 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085

Dov Baharav [1]	Director

[1]	Citizenship: Israel.

SCHEDULE B
Certain Information Regarding the Voltaire Shareholders
     The information set forth on this Schedule B sets forth the name and principal occupation or employment, if applicable, of each Voltaire Shareholder and the aggregate number of Ordinary Shares held by each Voltaire Shareholder as of November 29, 2010.* Except as set forth below, the business address of each Voltaire Shareholder set forth on this Schedule B is: c/o Voltaire Ltd., 13 Zarchin Street, Ra’anana 43662 Israel. While Mellanox has no reason to believe that such information was not reliable as of its date, Mellanox makes no representation or warranty with respect to the accuracy or completeness of such information. The numbered footnotes referenced in this Schedule B of this filing relate to this Schedule B only and do not relate to any other footnotes set forth in this filing.

		Ordinary Shares
		Issuable Pursuant	Total Beneficial
		to Voltaire Equity	Ownership of
	Ordinary Shares	Awards within 60	Ordinary Shares as
	held as of November	days of November	of November
Name	29, 2010	29, 2010	29, 2010
John Baker, Founder, Baker Capital Corp. 540 Madison Ave., New York, NY 10022			0
BCF II Belgium Holding SPRL[1]	4,270,522		4,270,522
Eric Benhamou, CEO and Chairman, Benhamou Global Ventures LLC 540 Cowper St., Suite 200, Palo Alto, CA 94301-1806 USA		83,088	83,088
Benhamou Global Ventures, LLC	162,183		162,183
Eric Benhamou 2009 Trust	120,000		120,000
Thomas J. Gill., Managing Partner, SALTT Development Co. LLC 211 Creek Drive, Sewickley, Pennsylvania 15143		83,088	83,088
Miron (Ronnie) Kenneth,[2] CEO and Chairman, Voltaire Ltd. 15 Ha’Oren St., Even Yehuda 40500, Israel	41,085	1,390,144	1,431,229
Yoram Oron,[2] Founder and Managing Partner, Vertex Venture Capital 1 Hashikma St., Savyon 56530, Israel		31,250	31,250
Vertex Israel II (A) Fund L.P. [2]	166,229		166,229
Vertex Israel II (B) Fund L.P. [2]	25,484		25,484
Vertex Israel II (C.I.) Fund L.P. [3]	921,298		921,298
Vertex Israel II (C.I.) Executive Fund L.P. [3]	11,463		11,463
Vertex Israel II Discount Fund L.P. [2]	117,608		117,608
Rafi Maor,[2] President and CEO, ECI Telecom 13 Hess St., Ra’anana 43362, Israel		34,375	34,375
Nechemia (Chemi) J. Peres,[2] Co-Founder and Managing General Partner, Pitango Venture Capital 11 HaMenofim Street, Eastern Tower, Herzliya 46725, Israel	86,000	31,250	117,250
Pitango II Holdings LLC	98,963		98,963
Pitango Fund II LP [2]	20,807		20,807
Pitango Fund II LLC	54,933		54,933
Pitango Fund II Opportunity Annex Fund L.P.	274,245		274,245
Pitango Fund II Opportunity Annex Fund (ICA) L.P.	9,192		9,192
Pitango Fund II (Tax Exempt Investors) LLC	83,232		83,232
Pitango Principals Fund III (Israel) LP [2]	64,664		64,664
Pitango Venture Capital Fund III (Israeli Investors) L.P. [2]	496,740		496,740
Pitango Venture Capital Fund III (Israeli Sub) L.P.	1,837,061		1,837,061
Pitango Venture Capital Fund III (Israeli Sub) Non Q L.P.	169,827		169,827
Pitango Venture Capital Fund III Trusts 2000 Ltd. [2]	129,328		129,328

		Ordinary Shares
		Issuable Pursuant	Total Beneficial
		to Voltaire Equity	Ownership of
	Ordinary Shares	Awards within 60	Ordinary Shares as
	held as of November	days of November	of November
Name	29, 2010	29, 2010	29, 2010
DS Polaris Ltd. [2]	3,166		3,166
DS Polaris Trust Company (Foreign Residents) (1997) Ltd. [2]	48,962		48,962
GPN Holdings Ltd. [2]	14,000		14,000
Yehoshua (Shuki) Gleitman,[2] Managing Partner, Platinum Venture Capital 21 Ha’Arba’ah Street, Tel Aviv 64739, Israel		18,750	18,750
Platinum Venture Capital L.P.[2]	398,630		398,630
Platinum Venture Capital (Israel) L.P.[2]	191,146		191,146
Yaffa Krindel,[2] General Partner, Tamarix Ventures 1/28 Hamoraim St., Tel Aviv 69207 Israel		34,375	34,375

*	As noted in Item 6 above, the Voting Agreements also apply to Ordinary Shares held by Voltaire Shareholders by means of exercise or conversion of Voltaire Equity Awards. As noted in the applicable column, the above table includes both the total Ordinary Shares held as of November 29, 2010 and the number of Ordinary Shares issuable upon exercise or conversion of Voltaire Equity Awards within sixty (60) days of November 29, 2010.

[1]	Place of organization: Belgium.

[2]	Citizenship or place of organization: Israel.

[3]	Place of organization: Cayman Islands.
To Mellanox’s knowledge, none of the Voltaire Shareholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Except as otherwise indicated above, to Mellanox’s knowledge, each Voltaire Shareholder is a citizen of or organized in the United States.